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                     November 9, 2023

       Andre Maciel
       Global Chief Financial Officer
       Kraft Heinz Company
       One PPG Place
       Pittsburgh, PA 15222

                                                        Re: Kraft Heinz Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37482

       Dear Andre Maciel:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing